SO 11/15/04

AM 11-15-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013490

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 31032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROOKSTREET SECURITIES CORORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo, CA (City) 92691 (Zip Code)

PROCESSED
NOV 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 12 2004
WASH. D.C. 202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstreet Securities Corporation, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. ROSS
Commission # 1291990
Notary Public - California
Orange County
My Comm. Expires Jan 25, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 10 - NET CAPITAL REQUIREMENT

As of June 30, 2004 and 2003, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of these dates, the Company had net capital in the amount of $2,061,540 and $2,530,299, respectively, which was $1,026,758 and $2,195,509 in excess of its required net capital of $1,034,782 and $334,790, respectively.

The Company's minimum dollar net capital requirement is $250,000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which has been renewed and amended at various times throughout the lease term. Currently, the monthly rent expense is $59,475 and is due to expire in December 2008. The Company also began leasing office space in New York. The base lease is $5,300 a month for a six month term ending September 2003. Rent expense for the years ended June 30, 2004 and 2003, is $551,372 and $445,048, respectively.

The Company also leases equipment under an operating lease which expires in 2005.

The minimum future lease payments under the non-cancelable operating leases as of June 30, 2005, through the remainder of the lease terms, are as follows:

For year ended June 30,	2005	$724,561
	2006	$745,747
	2007	$766,933
	2008	$788,119

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of June 30, 2004, the Company has included in its financial statements an allowance for estimated losses.

The shareholders of the Company have executed a non-binding letter of intent and are currently in negotiations to sell 100% of the issued and outstanding stock.

BROOKSTREET SECURITIES CORPORATION
Computations of Net Capital Pursuant to Rule 15c3-1
June 30, 2004 and 2003

	2004	2003
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 5,770,831	$5,671,804
Deductions:		
Receivables	(1,800)	(2,560,483)
Prepaid expenses and other assets	(302,334)	(74,648)
Marketable securities haircut	(1,780,294)	(178,222)
Fixed assets	(181,813)	(203,152)
Deferred tax asset	(939,000)	(125,000)
Restricted securities	(504,050)	-
	(3,709,291)	(3,141,505)
Net Capital	$ 2,061,540	$2,530,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Minimum net capital (6-2/3% of aggregate indebtedness)	1,034,782	334,790
Excess Net Capital	$ 1,026,758	$2,195,509
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet)	$15,513,968	$5,019,344
Ratio of aggregate indebtedness to Net Capital	7.53 to 1	1.98 to 1

RECONCILIATION

The following is a reconciliation, as of June 30, 2004 and 2003, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2004	2003
Net Capital - Company's computation	$ 3,807,573	$2,617,234
Reconciling items:		
Accounts payable accrual	(162,820)	(200,000)
Legal/settlement accrual	(1,945,500)	-
Income tax provision adjustment	189,403	113,065
Haircut adjustment	172,884	-
Net Capital	$ 2,061,540	$2,530,299